UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION        -----------------
                          WASHINGTON, D.C. 20549               SEC FILE NUMBER
                                                                  001-13843
                                FORM 12B-25                   -----------------
                                                              -----------------
                        NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                      N/A
                                                              -----------------

 (Check One):  [X] Form 10-K     [_] Form 20-F     [_] Form 11-K
               [_] Form 10-Q     [_] Form N-SAR    [_] Form N-CSR

                   For Period Ended:          December 25, 2004
                                      ------------------------------------

                       [_]  Transition Report on Form 10-K
                       [_]  Transition Report on Form 20-F
                       [_]  Transition Report on Form 11-K
                       [_]  Transition Report on Form 10-Q
                       [_]  Transition Report on Form N-SAR

                   For the Transition Period Ended:
                                                    ----------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DUANE READE HOLDINGS, INC.
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Full Name of Registrant

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Former Name if Applicable

440 NINTH AVENUE
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Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10010
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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     [X]   (a)    The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

     [X]   (b)    The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                  Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

     [_]   (c)    The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Duane Reade Holdings, Inc. (the "Company") has previously announced that, like many companies in the retail industry, it has recently reviewed its accounting treatment for leases and has concluded that its previous accounting treatment of certain lease expenses was inconsistent with FASB Technical Bulletin No. 85-3 and that financial results for prior periods needed to be restated. The Company also announced a correction of an accounting practice that will result in restating gross revenue reporting for re-sales of certain retail inventory and previously unrecorded and immaterial proposed audit adjustments. The Company has also released certain preliminary quantifications of the effect of such restatements on its historical results of operations.

Due to the time, effort and expense involved in determining the effect of these adjustments to the Company's historical financial statements and to allow sufficient time for the Company to reflect these restatements and the related disclosures and provide for the necessary review of this information, it has found it necessary to delay the filing of its annual report on Form 10-K for the fiscal year ended December 25, 2004. Because of the delays caused by the restatement, the Company's inability to file timely could not be eliminated without unreasonable effort and expense. The Company now expects to file its Form 10-K on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          John K. Henry                  212                   273-5700
      -------------------           -------------         -----------------
            (Name)                   (Area Code)          (Telephone Number)



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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X]  Yes    [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes    [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously disclosed in the Company's earnings release, dated
         March 16, 2005, the Company's previously reported results of operations for the fiscal year ended December 27, 2003 and interim predecessor and successor periods through the third quarter of 2004 are being restated to reflect certain changes in accounting practices related to lease accounting, gross revenue reporting of certain re-sales of retail inventory and the inclusion of certain immaterial proposed audit adjustments. The Company expects that the results of operations for fiscal 2003 to be reported in the Form 10-K will be substantially the same as those reported in the press release. Audited fiscal year 2004 results of operations to be reported separately for the predecessor and successor periods have not yet been filed with the Commission but will also be substantially the same as those reported in the press release. A copy of the press release, which was furnished on a current report on Form 8-K dated March 16, 2005, is attached hereto as EXHIBIT 1 and is incorporated by reference in this item.


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                           Duane Reade Holdings, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    March 28, 2005                    By  /s/ John K. Henry
     --------------------                     ----------------------------------
                                              Name:  John K. Henry
                                              Title: Senior Vice President and
                                                     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).